UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 01 )*

Summit Financial Group

(Name of Issuer)

Common

(Title of Class of Securities)

86606g

(CUSIP Number)

Teresa Ely,  Summit Financial Group  PO Box 179  Moorefield,  West Virginia  26836  Phone : 304-530-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Crites John

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
232,024

	8	SHARED VOTING POWER
316,792

	9	SOLE DISPOSITIVE POWER
232,024

	10	SHARED DISPOSITIVE POWER
158,552

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
548,816

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.39%

14	TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer

The class of equity securities to which this Statement relates is the Common Stock, par value $ 2.50 per share (the “Shares”), of Summit Financial Group, Inc. a West Virginia corporation (”Summit”), whose principal executive offices are at 300 North Main Street, Moorefield, WV 26836.

This constitutes Amendment No.1 (the “Amendment”) to the Statement on Schedule 13D filed on March 31, 2009.

Item 2.	Identity and Background

(a)	John W. Crites

(b)	PO Box 867 Airport Road Petersburg, WV 26847

(c)
John W. Crites is a principal shareholder and Chairman of Allegheny Wood Products, Inc., a company engaged in the hardwood manufacturing and sales business. Allegheny Wood Products, Inc. is located at PO Box 867, Airport Road, Petersburg, West Virginia 26847.

(d)	During the last five years, Mr. Crites has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Mr. Crites has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	United States

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds for acquiring 357,576 of the shares was personal funds of Mr. Crites and his spouse. 191,240 of the shares jointly held by Mr. Crites and his spouse were transferred to Mr. Crites and his spouse by Allegheny Wood Products, Inc., a corporation owned solely by Mr. Crites and his spouse.

Item 4.	Purpose of Transaction

The shares have been acquired for investment purposes.

(a)
Mr. Crites does not have any present plans or proposals which relate to or would result in the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company.

(b)
Mr. Crites does not have any present plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries.

(c)	Mr. Crites does not have any present plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

(d)
Mr. Crites does not have any present plans or proposals which relate to or would result in any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e)	Mr. Crites does not have any present plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Company.

(f)	Mr. Crites does not have any present plans or proposals which relate to or would result in any other material change in the Company's business or corporate structure

(g)	Mr. Crites does not have any present plans or proposals which relate to or would result in changes in the Company's charter, by-laws, or other instruments.

(h)
Mr. Crites does not have any present plans or proposals which relate to or would result in corresponding Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)
Mr. Crites does not have any present plans or proposals which relate to or would result in in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934.

(j)	Mr. Crites does not have any present plans or proposals which relate to or would result in any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	Mr. Crites beneficially owns an aggregate of 548,816 shares or 7.39% of Summit Stock.

(b)
Mr. Crites has sole voting and dispositive power over 232,024 of the Shares. He shares voting and dispositive power over 158,552 of the Shares with his wife, Patricia Crites, which includes 125,552 jointly owned shares and 33,000 shares held in two subtrusts created for the benefit of the Crites grandchildren for which Mr. and Mrs. Crites act as co-trustees as described in Item 6 below. Patricia Crites is a citizen of the United States and is a principal shareholder and Secretary of Allegheny Wood Products, Inc., a company engaged in the hardwood manufacturing and sales business. Allegheny Wood Products, Inc. is located at P.O. Box 867, Airport Road, Petersburg, West Virginia 26847.

Mr. Crites also shares voting power over 158,240 of the Shares with his wife, Patricia Crites in their capacity as co-trustees of six of the eight subtrusts created by Mr. and Mrs. Crites for the benefit of their grandchildren and described in Item 6 below.

During the last five years, Mrs. Crites has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has Mrs. Crites been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Crites is a citizen of the United States.

(c)	Not applicable

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)
Mr. Crites’ spouse has the right to receive or the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of 125,552 of the Shares jointly owned by them. In her capacity as co-trustee of six of the eight subtrusts described in Item 6 below, Mrs. Crites also has the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of 33, 000 of the Shares. The trustee of two of the subtrusts described in Item 6, below has the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of 158,240 of the Shares.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 30, 2009, Summit Financial Group, Inc. issued subordinated debt in the amount of $5,000,000 to Allegheny Wood Products, Inc. Under the terms of the subordinated debt, Summit will pay the principal sum of $5,000,000 to Allegheny on March 31, 2019. Summit will pay interest on the subordinated debt at a rate of 10% per annum. The subordinated debt may be redeemed at Summit’s option on any interest payment date on or after April 1, 2014.

On December 16, 2009, Mr. Crites and his spouse transferred a total of 191,240 shares to eight subtrusts created to support the future health, maintenance, and education of their grandchildren. Mr. Crites and his spouse are co-trustees for six of the eight subtrusts and have also retained the power to vote the shares of all Summit stock owned by the eight subtrusts, including the two subtrusts for which they are not acting as co-trustees.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.1 -Excerpts from Master Trust Agreement for the Benefit of the Grandchildren of John W. and Patricia Ann Crties dated as of November 30, 2009.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Summit Financial Group

March 12, 2010	By:	/s/ John W. Crites
Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)